Exhibit 99.2

MARKET RELEASE

2 February 2018

Sundance Energy Australia Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Sundance Energy Australia will be suspended from quotation immediately, at the request of the Company pursuant to listing rule 17.2, pending the release of an announcement regarding an announcement in relation to a potential corporate transaction and associated capital raising.

Security Code:                                                                              SEA

Belinda Chiu

SENIOR ADVISER, LISTINGS COMPLIANCE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883
Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au
 Sundance Energy Australia Limited ABN 76 112 202 883

 2 February 2018

Belinda Chiu

Senior Adviser, Listings Compliance

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

Dear Belinda,

VOLUNTARY SUSPENSION FROM OFFICIAL QUOTATION

We refer to the trading halt of securities of Sundance Energy Australia Limited (ASX: SEA) (SEA) dated 30 January 2018. The Directors of Sundance Energy Australia (ASX: SEA) hereby requests a voluntary suspension from quotation pending the release of an announcement in relation to a potential corporate transaction and associated capital raising.

The Company requests that the securities remain suspended until an announcement is made to the market, which is expected no later than before the commencement of trade on Friday, 9 February 2018.

The Company is not aware of any reason why the voluntary suspension should not be granted.

Yours sincerely,

Mike Hannell
Chairman